708 Third Avenue
New York, NY 10017

T 212 682 8300

www.medialink.com

Medialink

August 24, 2009

Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Your letter dated August 21, 2009
Medialink Worldwide Incorporated
Preliminary Proxy Statement on Schedule 14A, as Amended by Amendment No. 1
Filed July 28, 2009, as Amended on August 13, 2009
File No. 000-21989

Dear Mr. Spirgel:

We have reviewed your letter dated August 21, 2009 commenting on our Preliminary Proxy Statement on Schedule 14A filed on July 28, 2009, as amended by Amendment No. 1 filed on August 13, 2009. In response to your comments we will revise the "Special Factors" section of the Proxy Statement as set forth below.

Revisions to the language of the filed Preliminary Proxy Statement, as amended, are noted below (additions are underlined while deletions are stricken through). Our responses, keyed to your comments, are as follows:

Background of the Merger, page 13

Comment No. 1. We note your response to comment one in our letter dated August 7, 2009. Please advise whether NewsMarket was informed of the identity of the other bidder. If so, the other bidder should be identified in the filing.

Response to Comment No. 1:

NewsMarket was not informed of the identity of the other bidder. Therefore, we will not identify the other bidder in our disclosure.

Comment No. 2. *We note your response to comment three in our letter dated August 7, 2009. We note that you did not receive a final letter of intent from the other company and the other company orally revised its offer in a manner that was not beneficial to you, led you to believe that a transaction with that company may not be consummated and, even if consummated, such transaction would not be as favorable to you as NewsMarket's offer.*

Please disclose the revision that you thought was not beneficial to you and disclose the underlying reasons for why you concluded that the transaction with the other company may not be consummated or, even if consummated, would be unfavorable as compared to NewsMarket's offer.

Response to Comment No. 2:

We will revise our disclosure in response to your comment as follows:

> "On May 26, 2009 NewsMarket notified us that it was in agreement with the revised LOI and later that day provided us with an execution copy of the LOI. Mr. Torosian circulated the execution copy of the LOI to the Board together with a comparison of the other company's offer. At that time, Mr. Torosian contacted the other company and requested that it provide a final offer. Despite our continuing discussions with the other company, we did not agree on revised terms and we did not receive a revised letter of intent as we had requested. In addition, during our discussions with the other company, it orally revised its offer to reduce the value of the total consideration to be paid by approximately $500,000~~in a manner that we thought was not beneficial to us~~. Further, the other company continued to delay its due diligence review which caused the Company to have concerns as to further potential reductions in the offer and as to the other company's willingness to consummate a transaction. ~~The~~ Because the other company had not yet engaged in significant due diligence, ~~change~~ reduced ~~in the~~ its offer and did not submit a revised written offer, but responded only orally by reducing the value to be paid, the Board believed that the other company would be an unreliable merger partner and would likely continue to reduce the offered consideration to be paid. Therefore, the ~~terms led us~~ Board ~~to~~ believed that a transaction with ~~such~~ the other company ~~may~~ would not be consummated, and if consummated, would provide for a lesser consideration than ~~not be on terms as favorable as~~ NewsMarket's offer. Later that evening the Board held a teleconference meeting and after due consideration and discussion voted to authorize the execution of the NewsMarket LOI and to enter into exclusive negotiations relating to the Merger. On May 27, 2009 the non-binding LOI was executed by both parties."

We will also revise the first bullet point in the discussion of the Board of Directors recommendation as follows:

> "• the fact that NewsMarket was the best competitive bid received based on pricing and other factors, including the fact (i) that the total consideration in the only other proposal that the Company received was, during negotiations, ~~revised to the detriment of the Company~~revised downward; (ii) that no final proposal was ever memorialized in a final letter of intent from the other company; (iii) that the Company believed that the terms of the other company's offer were inferior to those proposed by NewsMarket; (iv) that the other company did not undertake a timely due diligence investigation; and (~~i~~v) that the discussions with the other company led the Company to believe that such other company was not a reliable merger partner and that a~~ny~~ transaction ~~based on the terms proposed by the other company~~ with such other company was not likely to be consummated;"

Medialink

Comment No. 3. We note from the supplemental materials that you provided that the value of the consideration offered to the company ranged from $0.18 to $0.24 per share. Since the NewsMarket offer never exceeded $0.20 per share, discuss whether the other bidder's preliminary offer was for $0.24 per share.

Response to Comment No. 3:

The other bidder's initial offer ranged from $0.18 to $0.235 per share. However, as part of its offer, the other company was not willing to assume all of the Company's obligations, which meant that ultimately it would reduce its offer. In fact, that is exactly what happened when it orally reduced its offer by approximately $500,000 in total consideration. Further, the other bidder indicated that its offer was subject to further revision based on its due diligence.

Comment No. 4. We note your responses to comments 10 and 11 in our letter dated August 7, 2009. Disclosure of the projections provided to North Haven is not required if North Haven did not utilize the projections in any of its analyses. Therefore, clarify your seventh bullet point on page 18 to make clear that, although North Haven considered the projections provided to it, none of the forecasts were utilized in connection with any of its financial analyses summarized in the proxy statement.

Response to Comment No. 4:

We will revise the seventh bullet point on page 18 as follows:

> "• the financial ~~forecasts~~ projections with respect to Medialink prepared by Medialink's management and discussions with members of Medialink's management concerning those ~~forecasts~~projections; however, since the projections only covered the remainder of calendar year 2009 and showed the Company continuing to operate at a loss, the projections, while reviewed and considered by North Haven in connection with rendering its opinion, were not utilized in the preparation of any specific financial analyses;

Comment No. 5. We note your expanded disclosure in response to comment nine in our letter dated August 7, 2009. Further expand your disclosure to explain the various analyses that were conducted and how the results of such analyses compared to the cash consideration in the merger. For example, explain what types of analyses were used in connection with the various financial metrics listed on page 19 (historical stock prices, revenues, market values, etc.). Identify the comparable precedent transactions considered and the results of North Haven's transaction valuation, asset based valuation, book value, and liquidation value calculations.

Response to Comment No. 5:

We will revise our disclosure by adding the following discussion immediately after the fourth paragraph on page 19 beginning with "In connection with …":

Medialink

"Historical Share Price Analysis

North Haven considered historical data with regard to the trading prices of shares of Medialink's common stock for the period from June 26, 2008 to June 26, 2009, the last trading day prior to North Haven's presentation to Medialink's board. During that time, Medialink's common stock traded in a range of $0.03 to $1.12 per share. During the 30 days prior to June 26, 2009, the common stock traded in a range of $0.10 to $0.49 per share. On June 26, 2009, the closing price of the common stock was $0.21 per share. North Haven provided the following chart summarizing the trading prices of Medialink's common stock relative to the proposed consideration to be received in the Merger:

Acquisition Price Per Share: $0.20

Trading Metric	Price	Premium/(Discount)
June 26 Closing Price	$0.21	(4.8%)
30 Day Average	0.20	0.6%
90 Day Average	0.14	46.9%
180 Day Average	0.12	67.0%
52 Week Average	0.23	(12.9%)
52 Week High	1.12	(82.1%)
52 Week Low	0.03	566.7%

North Haven also reviewed merger transactions during the period from January 1, 1970 through June 25, 2009 and found 239 acquisitions of public US companies for cash consideration with total transaction values of between $1 and $50 million. Of these, North Haven found that the median 1-day premium of purchase price to stock price was 30.6% and 28 target companies (or 12%) were acquired at 1-day discounts to their stock price.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, North Haven reviewed and compared specific financial and operating data relating to Medialink with selected companies and company subsidiaries that North Haven deemed comparable to Medialink, consisting of Point.360 and comparable subsidiaries or divisions of DG Fast Channel, Thomson S.A, Thomson Reuters, and United Business Media. However, North Haven noted that the public companies that have subsidiaries or divisions with businesses comparable to Medialink are themselves not comparable because they are materially larger and are cash flow positive, among other things, and thus did not provide a meaningful comparison.

As part of its comparable company analysis, North Haven calculated and analyzed Medialink's and the comparable company's stock price, market value and enterprise value as of June 26, 2009 and the ratios of market value in relation to the last twelve months' and estimated calendar year 2009 revenues; earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA; and earnings. The market value of each company was calculated by multiplying the per share price by the number of shares outstanding. The enterprise value of each company was calculated by adding its debt to the market value of its common equity, and subtracting its cash. Consistent with its performance over the prior five years, Medialink was not expected to have positive EBITDA or earnings for 2009. Ratios for Medialink and the selected comparable company were calculated based on publicly available financial data, Medialink's management estimates and closing prices as of June 26, 2009, the last trading day prior to the delivery of North Haven' opinion. The analyses are summarized as follows:

(US$ in millions, except per share price)

					Market Value as a Multiple of					
					Revenues		EBITDA		Earnings	
Company	Stock Price 6/26/09	Market Value	Enterprise Value	Price as % of 52 Week High	LTM	CY09E	LTM	CY09E	LTM	CY09E
Medialink	$0.21	$1	($1)	19%	.1x	.1x	NM	NA	NM	NA
Point.360	$1.29	$13	$16	74%	.3x	NA	2.9x	NA	NM	NA

LTM – Last Twelve Months
NA – Not Applicable
NM – Not Material

Medialink

Precedent Transaction Analysis

Using publicly available information, North Haven reviewed and compared the purchase prices and financial multiples paid in five completed acquisitions of companies that North Haven deemed relevant to arriving at its opinion. Using publicly available information available for each of the selected transactions, North Haven calculated the implied transaction value as a multiple of last twelve months' revenues and EBITDA.

(Dollars in Millions)

Announcement Date	Acquirer	Target	Implied Transaction Value	Target Revenues	Trans. Value as Multiple of Last Twelve Months: Revenues	Trans. Value as Multiple of Last Twelve Months: EBITDA
4/6/09	Point.360	Moving Images	$0.8	$2.0	0.4x	NA
11/14/09	PR Newswire	PR Newswire China (remaining stake)	$6.0	NA	NA	NA
11/13/08	Mix Entertainment Holdings	Centerstaging Musical Productions (certain assets)	$5.1	NA	NA	NA
11/1/08	Point.360	Video Box Solutions, Inc.	$0.4	$1.5	0.28x	NA
9/29/08	Point.360	Centerstaging Musical Productions (certain assets)	$4.3	NA	NA	NA
		Average			.34x	

NA – Not Applicable

Asset Based Valuation Analysis

North Haven reviewed Medialink's asset based valuation by reviewing its stockholders equity as a proxy for the value stockholders would receive if the Medialink were liquidated. North Haven noted that such an analysis (i) does not reflect the potential of underlying assets to generate positive cash flows; (ii) understates contingent liabilities such as leasehold obligations, severance payments and transaction fees; and (iii) does not reflect potentially significant discounts in an actual market disposition of assets. The comparison of relative average price to book value and average market cap is as follows:



1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
40
35
30
25
20
15
10
5
0
37.6
31.5
28.4
26.3
17.2
7.6
3.2
0.7
1
LTM 3/13/07
LTM 6/30/07
LTM 9/30/07
LTM 12/31/07
LTM 3/31/08
LTM 6/30/08
LTM 9/30/8
LTM 12/31/08
LTM 3/31/09
Average Price as Multiple of Book Value
Average Market Cap (in millions)

North Haven noted that Medialink's book value decreased from $4.21 per share on December 31, 2004 to $0.11 per share at March 31, 2009 and that it was anticipated that its book value per share would be approximately $0.15 as of June 30, 2009.

Pro Forma Liquidation Scenario

As part of its analysis, North Haven prepared a pro forma liquidation. In its analysis, North Haven assumed that (i) all accounts receivable would be fully collected; (ii) there would be no refunds and no value to prepaid expenses; (iii) the refundable income taxes would be fully collected; (iv) full cash value would be realized for other current assets and other assets; (v) net cash value would be realized for property, plant and equipment; (vi) current liabilities would be paid in full without compromise; (vii) deferred revenue would be adjusted to reflect an orderly wind-down and typical margins on delivery of services; (viii) other liabilities would be paid in full; (ix) contingent liabilities would be paid at full value without compromise; and (x) no transaction costs would be expended. North Haven concluded that in a liquidation scenario using the foregoing

assumptions, Medialink would have a negative value of $1,677,000, thus leaving no money for distribution to its stockholders in a liquidation.

Discounted Cash Flow Analysis

North Haven considered a discounted cash flow analysis, but did not utilize such an analysis due to (i) Medialink's history of operating losses; (ii) the highly speculative nature of Medialink's projections given (a) material changes in its business since 2006; (b) industry-wide changes; (c) the project nature of its business; and (d) the market dislocation following the economic events of 2008; and (iii) the going concern qualification in the independent public accounting firm's opinion included with Medialink's annual report on Form 10-K for the year ended December 31, 2008.

Conclusion

North Haven concluded, based on its analyses described above and its assessment of the relevance of each respective analysis, that the proposed merger consideration of $0.20 per share to be received by Medialink's stockholders was fair, from a financial point of view, to such stockholders."

***

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 812-7077 or the Company's counsel at (516) 466-8005 with any questions on the above response. Please send any faxed correspondence to my attention at (212) 599-2579, and to the Company's counsel at (516) 829-6509.

Sincerely,

/s/ Kenneth G. Torosian

Kenneth G. Torosian
Chief Financial Officer
Medialink Worldwide Incorporated
708 Third Avenue
New York, New York 10017

cc: Ajay Koduri
Theodore Wm. Tashlik